UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Care Investment Trust Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

141657106

(CUSIP Number)

George Travers

GoldenTree Asset Management LP

300 Park Avenue, 21st Floor

New York, NY 10022

(212) 847-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

David K. Boston, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

May 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 141657106	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 5,959,801
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 5,959,801

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,959,801
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.32%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 141657106	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 5,959,801
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 5,959,801

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,959,801
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.32%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 141657106	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON STEVEN A. TANANBAUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 5,959,801
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 5,959,801

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,959,801
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.32%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 5 of 10 Pages

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Care Investment Trust Inc., a Maryland corporation (the “Company”). This Schedule 13D supersedes the information provided by the Reporting Persons (as defined below) in the statement on Schedule 13G previously filed by the Reporting Persons with respect to the Common Stock on July 10, 2007, as amended by Amendment No. 1 thereto filed on September 10, 2007 and Amendment No. 2 thereto filed on February 14, 2008.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended. The address of the principal executive offices of the Company is 505 Fifth Avenue, 6th Floor, New York, New York 10017.

Item 2. Identity and Background.

(a) This statement is filed by:

(i) GoldenTree Asset Management LP, a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (the “Investment Manager”), with respect to shares of Common Stock held in the respective accounts of the Funds (as defined below);

(ii) GoldenTree Asset Management LLC, a Delaware limited liability company (“IMGP”), with respect to shares of Common Stock held in the Funds’ respective accounts; and

(iii) Mr. Steven A. Tananbaum (“Mr. Tananbaum”) with respect to shares of Common Stock held in the Funds’ respective accounts.

The Investment Manager, IMGP and Mr. Tananbaum are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business office of each of the Reporting Persons is 300 Park Avenue, 21st Floor, New York, N.Y. 10022.

(c) The principal business of the Investment Manager is to serve as the investment manager of certain investment funds (the “Funds”), with respect to shares of Common Stock held in such Funds’ respective accounts. The principal business of IMGP is to serve as the general partner of the Investment Manager. The principal business of Mr. Tananbaum is to serve as the senior managing member of IMGP.

Page 6 of 10 Pages

(d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or managing members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor, to the best of their knowledge, any of their directors, executive officers, general partners or managing members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Tananbaum is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Funds expended an aggregate of approximately $76,658,126 of their own investment capital to acquire the 5,959,801 shares of Common Stock held collectively by them.

The Funds may effect purchases of securities primarily through margin accounts maintained for them with Goldman, Sachs & Co., Bank of America, Lehman Brothers and Morgan Stanley, which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock subject to this Schedule 13D for investment purposes. Each of the Reporting Persons may, and may cause the Funds to, at any time and from time to time make further acquisitions of Common Stock or dispose of any or all of the shares of Common Stock held by them in any manner permitted by applicable securities laws and the Company’s Amended and Restated Articles of Incorporation.

On May 19, 2008, the Investment Manager sent a letter to the Board of Directors of the Company, expressing concern regarding the current strategic direction of the Company and the steep discount to book value at which the Common Stock is trading. In the letter, the Investment Manager urges the Company promptly to engage an investment bank to sell the Company. The Investment Manager firmly believes that this is the best path to maximizing value for all shareholders. A copy of the letter is attached to this Schedule 13D as Exhibit 99.2 and is incorporated herein by reference in its entirety.

Page 7 of 10 Pages

The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Company, on an ongoing basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of the Company in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Company as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of the Instructions to Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as the acquisition or disposition by the Reporting Persons or other persons of shares of Common Stock, acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Company’s capitalization.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters.

Item 5. Interest in Securities of the Issuer.

(a) As of the close of business on May 16, 2008, the Reporting Persons each beneficially own 5,959,801 shares of Common Stock, representing approximately 28.32% of the shares of Common Stock outstanding. The percentages used herein are based upon 21,046,323 shares of Common Stock reported to be outstanding as of April 28, 2008 by the Company in its Proxy Statement on Schedule 14A for the annual meeting of stockholders to be held on June 3, 2008, filed with the Securities and Exchange Commission on April 29, 2008.

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

(i) As the investment manager to the Funds, the Investment Manager has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 5,959,801 shares of Common Stock held by the Funds, constituting approximately 28.32% of such class of securities;

(ii) As the general partner of the Investment Manager, IMGP has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 5,959,801 shares of Common Stock held by the Funds, constituting approximately 28.32% of such class of securities; and

Page 8 of 10 Pages

(iii) As the senior managing member of IMGP, Mr. Tananbaum has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 5,959,801 shares of Common Stock held by the Funds, constituting approximately 28.32% of such class of securities.

(c) There have been no transactions in the Common Stock effected during the past 60 days by any person named in Item 2 hereof.

(d) Other than the Funds which directly hold the Common Stock, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. As of the date of this Schedule 13D, each of the following Funds holds in its respective accounts shares representing more than five percent of the outstanding Common Stock:

GoldenTree Credit Opportunities Financing I, Ltd.: 8.37%

GoldenTree Master Fund, Ltd.: 11.32%

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement on Schedule 13D, and any amendment or amendments hereto.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such persons and any other person with respect to any securities of the Company.

Page 9 of 10 Pages

Item 7. Material to be filed as Exhibits.

1.	Exhibit 99.1 - Joint Filing Agreement, dated as of May 19, 2008, by and among the Reporting Persons.

2.	Exhibit 99.2 - Letter from GoldenTree Asset Management LP to the Board of Directors of Care Investment Trust Inc., dated May 19, 2008.

Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2008

By:	/s/ Steven A. Tananbaum
Steven A. Tananbaum, individually and as senior managing member of GoldenTree Asset Management LLC for itself and as the general partner of GoldenTree Asset Management LP